March 17, 1999




Staff Leasing, Inc.
600 301 Boulevard West, Suite 202
Bradenton, Florida  34205

Attn:    Charles S. Craig
         Chairman


Gentlemen:

     We would like to propose to you an acquisition of Staff Leasing Inc. (the "Company") by Paribas Principal Partners ("PPP") through Transport Labor Contract/Leasing, Inc., a company operating in the staff leasing industry in which PPP has a substantial equity interest (the "Purchaser"). The transaction would be effected by a merger in which the Company's existing stockholders would receive $17.50 in cash for each share of outstanding Company common stock.
Certain strategic shareholders and their related parties would be given the opportunity to exchange their equity interests in the Company for equity interests in the surviving corporation in the merger. This, of course, would be done on a tax-free basis. We believe the acquisition can be structured so that the Company is the surviving corporation in the merger and the only goodwill which would be recognized would arise from the deemed acquisition of the Purchaser.

     We believe our proposal presents an extremely attractive opportunity for the Company's stockholders, who would receive a premium of approximately 70% over today's closing market price. We are highly confident of our ability to obtain the necessary financing to effect the merger and are currently in discussions with a major financial institution to obtain $250 million of financing. Moreover, if necessary, PPP would be willing to provide additional equity to the transaction if more stockholders than expected determine to receive cash for their shares.

     We are a long time and supportive stockholder of the Company, we know the Company very well and we believe we could quickly consummate a transaction which would be in the best interests of the Company, its stockholders, employees, clients and the community in which the Company operates. It is our intention that the Company would continue to operate under its current management, at its present location and under its present name. The continuation of your management team and other employees is important to us. Therefore, we are prepared to work with you to ensure that they are properly motivated to continue with the Company.

     We are providing you with this letter to express our sincere desire to work together with you to reach agreement on a transaction that can be presented to the Company's stockholders as the joint effort of the Purchaser and the Company's Board of Directors.

     Our proposal visualizes the negotiation and execution of a mutually acceptable definitive merger agreement, the operation of the Company in the ordinary course of business and the maintenance of the Company's existing cash pool.

     We hope that you and your Board of Directors will view this proposal as we do - a unique opportunity for the Company's stockholders to realize full value for their shares in a transaction that can quickly be consummated. We are prepared to meet with the Board of Directors of the Company and its advisors to answer any questions that the Board may have about our proposal and to proceed expeditiously to negotiate a definitive merger agreement with the Company.

     As you can appreciate, this letter is only a proposal and does not constitute a legally binding offer or agreement. Any such agreement would require completion of due diligence satisfactory to the Purchaser, execution of a mutually agreeable definitive agreement and approval of the Company's Board of Directors and the Board of Directors of the Purchaser. Because of our long-time familiarity with the Company, we believe that we could complete our due diligence (and our financing source could complete their's) and negotiate definitive agreements within 21 days. We are prepared to execute a customary confidentiality agreement and commence our due diligence immediately. Please inform us by the close of business on March 19 as to when we can commence our due diligence.

     As you know,  PPP and certain of its  affiliates  have  previously  filed a
Schedule 13G with the Securities and Exchange Commission. Our lawyers have advised us that we must file a Schedule 13D with the Securities and Exchange Commission by March 22, 1999. They have also advised us that the filing will be required to include a copy of this letter.

     We are highly enthusiastic about the prospects of the transaction outlined above.

                                                     Sincerely,


                                                     /s/ Gary A. Binning
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